UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

________________________

AMENDMENT NO. 1

TO

ANNUAL REPORT

OF

THE STATE OF ISRAEL

(Name of Registrant)

_______________________

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

SIGALIT SIAG

Chief Fiscal Officer

For the Western Hemisphere

Ministry of Finance

of the State of Israel

800 Second Avenue

17th Floor

New York, New York 10017

_____________

Copies to:

STEVEN G. TEPPER, ESQ.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

* The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL

The sole purpose of this Amendment No. 1 to the Annual Report on Form 18-K (this “Amendment”) is to update certain information which was filed as part of Exhibit D to the Annual Report on Form 18-K, filed on June 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 13th day of November, 2012.

STATE OF ISRAEL
By: /s/ Sigalit Siag_______________________________
Sigalit Siag Chief Fiscal Officer for the Western Hemisphere Ministry of Finance
By: /s/ Amnon Kraus______________________________
Amnon Kraus Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

EXHIBIT INDEX

Exhibit Number	Page Number

D. Revised Current Description of the State of Israel.	D-1